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                              April 25, 2024

       Tak Chun Wong
       Chief Executive Officer
       AFB Limited
       R27 3/F, New Timely Building
       497 Castle Peak Road, Lai Chi Kok
       Kowloon, Hong Kong

                                                        Re: AFB Limited
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed April 18,
2024
                                                            File No. 333-276184

       Dear Tak Chun Wong:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 4, 2024 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed April 18,
2024

       Prospectus Summary
       Summary of risk factors, page 2

   1. We note your response to prior comment 4 and reissue in part. Please revise your summary of risk factors
to provide a specific cross-reference to the heading of the
                                                        individual related risk
factor and the page number at which it is located. In this regard, we note that your revised
summary only provides cross-references to sections of risk factors
                                                        (e.g., "Risks relating
to our company and our industry") rather than individual headings of the risk factors
beginning at page 4 (e.g., "Our business and reputation could be at risk if we do not...").
 Tak Chun Wong
FirstName   LastNameTak Chun Wong
AFB Limited
Comapany
April       NameAFB Limited
       25, 2024
April 225, 2024 Page 2
Page
FirstName LastName
At the time of this prospectus, we are not obligated..., page 6

2. We note your response to prior comment 6 and reissue in part. Where you state that you
         "are not covered by the permissions requirements from...Cyberspace Administration of
         China (CAC)," revise to also state, if true, that you are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC).
Make
         conforming revisions where this disclosure appears on the cover page.
3. We note your response to prior comment 7 and reissue in part. State to what extent the company believes that it is compliant with the Hong Kong cybersecurity and data security regulations specified in this section, and make conforming revisions to the cover page. Additionally, please relocate your discussion of "compliance with these regulations"
         and the penalties of non-compliance so that it comes after the list of the relevant regulations, to provide context for investors. In the paragraph beginning "Compliance with these regulations..." on the cover page, similarly revise to clarify that you are discussing Hong Kong cybersecurity and data security regulations. Dilution, page 19

4. Please revise to include the estimated offering expenses that you anticipate paying out of the offering proceeds.
Statement of Operations and Comprehensive Loss, page F-4

5. Refer to your response to prior comment 11. Pursuant to Question 1 of SAB 1.B.1, the historical income statements of a company should reflect all of its costs of doing business.
         Pursuant to ASC 845-10-30-1, in general, accounting for nonmonetary transactions should be based on the fair values of services involved, which is the same basis as used in monetary transactions. By analogy to SAB 5.T, the fair value of services transferred should be reflected as an expense in the company's financial statements with a corresponding credit to contributed or paid-in capital. In view of the preceding, please revise your financial statements to reflect as cost of revenue the fair value of the services provided by your chief executive officer and any other expenses incurred in generating revenue for the company.
 Tak Chun Wong
FirstName   LastNameTak Chun Wong
AFB Limited
Comapany
April       NameAFB Limited
       25, 2024
April 325, 2024 Page 3
Page
FirstName LastName
       Please contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services